Innovation Beverage Group
Extraordinary General Meeting December 2025
5 December 2025 11:00 AM

In accordance with Section 251AA(2) of the Corporations Act 2001 and ASX Listing Rule 3.13.2, the following information is provided in relation to resolution(s) put to members at the meeting.

RESOLUTION DETAILS				PROXY VOTES				POLL RESULTS			
	Resolution	Decided by Show of Hands (S) or Poll (P)	Resolution Type	FOR	AGAINST	PROXY'S DISCRETION	ABSTAIN*	FOR	AGAINST	ABSTAIN*	Result
1	Change of name to BlockFuel Energy Limited	P	Special	1,487 100.00%	0 0.00%	0 0.00%	0	535,820 100.00%	0 0.00%	0	**Carried**
2	Amendment of Constitution – Electronic Meetings	P	Special	1,487 100.00%	0 0.00%	0 0.00%	0	535,820 100.00%	0 0.00%	0	**Carried**
3	Selective Buy-Back of Shares from Meena Beri and 114 Assets Inc.	P	Special	247 100.00%	0 0.00%	0 0.00%	1,240	3,747 100.00%	0 0.00%	1,240	**Carried**
4	Reverse Share Split	P	Ordinary	247 100.00%	0 0.00%	0 0.00%	1,240	534,580 100.00%	0 0.00%	1,240	**Carried**

*Abstain votes are provided for information only and are not included in the calculation of total available votes.

This report is generated by Xcend Registry